EXHIBIT 23(a)

CONSENT OF INDEPENDENT AUDITORS

To the Board of Directors of Wm. Wrigley Jr. Company:

We consent to the incorporation by reference in the Registration Statement of Wm. Wrigley Jr. Company on Form S-8 relating to the Wm. Wrigley Jr. Company Amended 1997 Management Incentive Plan of our reports dated January 23, 2003, relating to the consolidated balance sheets of Wm. Wrigley Jr. Company and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2002 and all the related financial statement schedules, which reports appear or are incorporated by reference in the Annual Report of Wm. Wrigley Jr. Company on Form 10-K for the year ended December 31, 2002.

/s/
Ernst & Young LLP

Chicago, Illinois
October 30, 2003